UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

                                             SEC File Number: 333-134287

CUSIP Number: 31772J109

NOTIFICATION OF LATE FILING

(Check One):☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

               For Period Ended: December 31, 2008

               [ ] Transition Report on Form 10-K

               [ ] Transition Report on Form 20-F

               [ ] Transition Report on Form 11-K

               [ ] Transition Report on Form 10-Q

               [ ] Transition Report on Form N-SAR

               For the Transition Period Ended:                                                                                                                              .

Nothing in this form shall be construed to imply the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                                                                                                                                                                                  .

PART I - REGISTRANT INFORMATION

Full Name of Registrant: FIND THE WORLD INTERACTIVE, INC.

Former Name if Applicable

Address of Principal Executive Office (Street and Number): 5449 Carnaby Place

City, State and Zip Code: Sechelt, British Columbia, Canada, V0N 3A7

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form, Form N-SAR, or Form N-CSR or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s independent accountant requires additional time to complete its review of the Registrant’s audited financial statements for the year ended December 31, 2008, and has not delivered a final audit report for the financial statements.  The Registrant anticipates it will complete the filing of the Form 10-K on or before April 14, 2009.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Gordon Clayton

604

740-6302

 (Name)

(Area Code)                                                   (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).   |X| Yes |_| No

(3)  Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  |_| Yes |X| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

FIND THE WORLD INTERACTIVE, INC.

 (Name of Registrant as Specified in Charter)

 has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 31, 2009

  /s/ Gordon Clayton

---------------------------

Gordon Clayton

President and Chief Executive Officer